Exhibit 99.3

Press Release

HARVEST OPERATIONS ANNOUNCES FIRST QUARTER 2013
FINANCIAL AND OPERATING RESULTS

CALGARY, ALBERTA – MAY 14TH, 2013: Harvest Operations Corp. (TSX: HTE.DB.G) announces its financial and operating results for the first quarter ended March 31, 2013. The unaudited financial statements, notes and MD&A pertaining to the period are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and are available on the Harvest website www.harvestenergy.ca. All figures reported herein are in Canadian dollars unless otherwise stated.

CONFERENCE CALL:

Harvest will be hosting a conference call to discuss our first quarter 2013 results at 9:00 a.m. Mountain Standard Time (11:00 a.m. Eastern Standard Time) on May 22, 2013. Mr. Les Hogan, Chief Operating Officer, will be hosting the call.

Those interested in participating in the conference call may dial 1- 877-240-9772 (international callers or Toronto local dial 416-340-8527) a few minutes prior to start and request the Harvest conference call.

The call will also be available for replay by dialing 1-800-408-3053 (international callers or Toronto local dial 905-694-9451) and entering the passcode 7865649.

UPSTREAM HIGHLIGHTS:

  Cash contribution from Upstream operations was $122.9 million for the first quarter of 2013, a $24.4 million decrease from the same period in 2012 as a result of lower realized prices and lower sales volumes.

  Upstream production volumes averaged 55,571 boe/d in the first quarter, a decrease of 8% over the first quarter last year due to a smaller drilling program and certain asset dispositions.

  Netbacks after hedging for the quarter averaged $28.00/boe, a decrease of 7% compared to the same quarter in 2012 of $29.97/boe.

  Upstream capital spending in the first quarter was $122.9 million, a decrease compared to $207.2 million in 2012, as a result of a smaller capital program for the year.

  During the quarter Harvest drilled 47.0 gross wells with a 96% success rate.

  In the first quarter of 2013, Harvest disposed of certain non-core producing properties in Alberta and British Columbia for proceeds of $9.5 million resulting in a gain of $6.6 million.

  In April, Harvest agreed to sell approximately 900 boe/d of production in west central Saskatchewan, for total proceeds of approximately $110 million. The sale is anticipated to close later this month.

BLACKGOLD HIGHLIGHTS:

  Capital spending for BlackGold in the first quarter was $61.0 million, an increase of 95% compared to the same quarter in 2012 as the processing facility construction is scheduled for completion through 2013.

  The central processing facility is approximately 92% complete and the processing facility construction is approximately 50% complete.

  As at March 31, 2013, Harvest has spent $210.6 million on the EPC contract and has also invested $347.4 million in the project since acquiring the BlackGold assets in 2010.

DOWNSTREAM HIGHLIGHTS:

  Cash deficiency from Downstream operations was $33.0 million for the first quarter of 2013, compared to a cash deficiency of $23.9 million in the same period in 2012 mainly due to a 45% per barrel decrease of the average refining margin.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 2 of 6	May 14, 2013

  First quarter refining margins averaged US$2.51/bbl compared to US$4.58/bbl in the same quarter of 2012 due to an unplanned power outage and minor equipment upsets which contributed to changes in product yield mix and lower product yields.

  Refinery throughput in the first quarter averaged 100,074 bbl/d flat from 100,000 bbl/d in the same quarter in the previous year.

  Capital expenditures during the quarter for our Downstream operations totaled $12.5 million and includes various capital and maintenance projects.

CORPORATE HIGHLIGHTS:

  Cash flow from operating activities in the first quarter amounted to $66.6 million, representing a 22% decrease from the same quarter in the previous year as cash contributions from both Upstream and Downstream business segments were lower.

  In March 2013, Harvest announced the planned redemption of both series of 7.25% convertible unsecured subordinated debentures for $330.5 million due in September 2013 and $60.1 million due in February 2014.

  On March 14, 2013 Harvest entered into a senior unsecured credit facility for US$400 million with a syndicate of four lenders. In April 2013, Harvest drew US$390 million to redeem the two series of convertible debentures.

  Harvest welcomed Mr. Allan Buchignani, Mr. Randy Henderson and Mr. Richard Kines to our Board of Directors.

  On May 7th , 2013 Harvest agreed to issue US$630 million of 2.125% senior unsecured notes due in 2018.

  Today, Harvest announces the redemption of its 7.50% convertible unsecured subordinated debentures for $237 million due in 2015.

HARVEST OPERATIONS CORP.
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FINANCIAL & OPERATING HIGHLIGHTS:

	Three Months Ended March 31
Millions of dollars unless otherwise noted	2013	2012
UPSTREAM OPERATIONS
Daily sales volumes (boe/d)	55,571	60,550
Average realized price
Oil and NGLs ($/bbl)(2)	69.41	79.32
Gas ($/mcf)	3.46	2.29
Operating netback prior to hedging ($/boe)(1)	27.55	29.21
Operating loss	(22.5)	(19.6)
Cash contribution from operations(1)	122.9	147.3
Capital asset additions (excluding acquisitions)	122.9	207.2
Property and business acquisitions (dispositions), net	(3.2)	(1.9)
Net wells drilled	44.9	55.4
Net undeveloped land additions (acres)(3)	16,213	44,931
BLACKGOLD OIL SANDS
Capital asset additions	61.0	31.3
Net wells drilled	–	5.0
DOWNSTREAM OPERATIONS
Average daily throughput (bbl/d)	100,074	100,000
Average refining margin (US$/bbl)(1)	2.51	4.58
Operating loss	(55.0)	(49.3)
Cash deficiency from operations(1)	(33.0)	(23.9)
Capital asset additions	12.5	13.3

(1)	This is a non-GAAP measure; please refer to “Non-GAAP Measures” in the MD&A.
(2)	Excludes the effect of risk management contracts designated as hedges.
(3)	Includes lands acquired in business combinations.

MESSAGE TO STAKEHOLDERS:

During the first quarter of 2013, Harvest drilled 62% of the wells planned for 2013. Our capital spending in the first quarter was concentrated on development opportunities in our oil-weighted asset base, specifically in the Hay River area.

In 2012, Harvest began the process of classifying our operating areas and various properties into strategic categories. In late 2012, Harvest identified non-core properties and began marketing certain non-core properties for sale. During the first quarter of 2013, Harvest has continued to market non-core properties identified in 2012 and intends to market additional properties during 2013 in order to high-grade our asset base with proceeds from potential dispositions being used to manage Harvest’s liquidity and the future development of our core assets.

UPSTREAM OPERATIONS:

The cash contribution from Harvest’s Upstream operations was $122.9 million for the first quarter of 2013, a decrease of $24.4 million or 17% as compared to the same period in the prior year, mainly due to a combination of lower realized prices and reduced sales volumes.

Downward movement of realized prices was consistent with movement in benchmark prices resulting in a 9% decrease in the average realized price after hedging for the quarter compared to the first quarter of 2012. Upstream production volumes in the first quarter of 2013 averaged 55,571 boe/d, 8% lower than the first quarter of 2012 due to natural declines in production, a smaller capital program from previous years and dispositions of certain non-core assets.

Lower realized prices also contributed to the decrease in the operating netback after hedging of $28.00/boe compared to the same period in 2012 of $29.97/boe, a decrease of 7%. Harvest’s average realized price after hedging was $53.52/boe for the first quarter compared to $58.83/boe in the same quarter of 2012. Royalty reductions from an average of 16.5% in the first quarter of 2012 to 12.2% in the first quarter of 2013 offset the impact of lower realized prices on the operating netback.

HARVEST OPERATIONS CORP.
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During the first quarter of 2013 Harvest spent $122.9 million of its $300 million Upstream capital budget. Of the $122.9 million, 64% was spent on drilling and completion activities. During the quarter Harvest drilled 47 gross (44.9 net) wells with a 96% success rate. In Hay River, Harvest drilled 26 gross (26.0 net) wells pursuing heavy gravity oil in the Bluesky formation, including 16 producing, 9 injection and 1 Muskwa shale gas test wells. Harvest also drilled, or participated in, 4 gross (2.6 net) deep, multi-stage fractured, liquids-rich gas wells in the Falher and Montney formations in the Deep Basin area. At Red Earth, Harvest drilled 3 gross (3.0 net) oil wells into the Slave Point and Gilwood light oil formations. The Company’s remaining drilling program included oil and gas wells in the western Alberta area as well as oil wells in Suffield and southeast Saskatchewan.

During the first quarter of 2013, Harvest disposed of certain non-core producing properties in Alberta and British Columbia for proceeds of $9.5 million. The transactions resulted in a gain of $6.6 million. Subsequent to the end of the first quarter, on April 29, 2013, Harvest entered into an agreement to sell certain oil and gas assets to a third party with approximately 900 barrels of oil equivalent per day of production in west central Saskatchewan, for total proceeds of approximately $110 million. The sale is anticipated to close later this month.

BLACKGOLD OPERATIONS:

During the first quarter of 2013 Harvest invested $61.0 million of the $315 million 2013 capital budget on the continued development of the BlackGold project. Through the first quarter most of the spending was allocated to the engineering, procurement and construction (“EPC”) of the central processing facility (“CPF”). As at March 31, 2013, the engineering and procurement portion of the contract relating to the central processing facility is approximately 92% complete and the facility construction portion of the contract is approximately 50% complete.

2013 activities for the BlackGold project will focus on facility construction and module assembly. As at March 31, 2013, Harvest has spent $210.6 million on the EPC contract and has also invested $347.4 million in the project since acquiring the BlackGold assets in 2010.

Commissioning of the CPF, first steam and first oil production from phase 1 is expected in 2014 and we anticipate ERCB approval in 2013 for an additional 20,000 bbl/d for the phase 2 expansion of the project.

DOWNSTREAM OPERATIONS

The cash deficiency from Harvest’s Downstream operations was $33.0 million in the first quarter of 2013 compared to a cash deficiency of $23.9 million in the same period in 2012 due mainly to a 45% per barrel decrease in the average refining margin per barrel.

Harvest’s average refining margin of US$2.51/bbl was lower than US$4.58/bbl in the first quarter of 2012 as a consequence of lower product prices and change in product mix. Product mix is determined by quality of feedstock and processes available to refine the feedstock. In February a storm caused an unplanned power outage resulting in a total shutdown of the refinery. The refinery also experienced some minor equipment upsets in the quarter which affected the production of distillates. Changes to the product mix resulted with increased production and sales of lower margin heavy fuel oil and a decrease in production and sales of higher margin distillates.

Throughput at the facility averaged 100,074/bbl/d, flat from 100,000 bbl/d in the first quarter of 2012. Throughput rates in the first quarter of 2012 reflect the strategic decision to reduce throughput rates in response to declining refining margins. Capital asset additions for the three months ended March 31, 2013 totaled $12.5 million, relating to various capital and maintenance projects. The remaining capital spending in 2013 is focused on sustaining and reliability improvement projects. The 2013 capital budget for the Downstream operations has been revised from $118 million to $55 million by deferring the fall 2013 turnaround by approximately one year.

CORPORATE UPDATE

Cash flow from operating activities for the first quarter of 2013 was $66.6 million compared to $85.1 million in 2012, representing a 22% decrease reflecting the lower cash contributions from our Upstream and Downstream businesses.

On March 1, 2013 Harvest announced that it would redeem the $60,050,000 principal amount of its 7.25% convertible unsecured subordinated debentures (the "2014 Debentures") scheduled to mature in February 2014 on April 2, 2013. Upon redemption, Harvest paid holders of 2014 Debentures the outstanding principal amount for a total of $1,006.5547 per $1,000 principal amount.

HARVEST OPERATIONS CORP.
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On March 14, 2013 entered into a US$400 million senior unsecured credit facility (the “Bridge Loan”) irrevocably and unconditionally guaranteed by the Korea National Oil Corporation (“KNOC”) to finance the 2013 Debentures and 2014 Debentures redemption. On March 15, 2013, Harvest announced the redemption of the $330,548,000 principal amount of its 7.25% convertible unsecured subordinated debentures (the "2013 Debentures").

The 2013 Debentures were scheduled to mature in September 2013. Upon redemption on April 15, 2013, Harvest paid holders of 2013 Debentures the outstanding principal amount for a total of $1,002.9794 per $1,000 principal amount.

In April, Mr. Brant Sangster and Mr. William Friley resigned from the Harvest Board of Directors. Harvest would like to thank Mr. Sangster and Mr. Friley for their contribution to the Harvest Board over the last several years.

In May, Harvest welcomed Mr. Allan Buchignani, Mr. Randy Henderson and Mr. Richard Kines to the Board of Directors. Both Mr. Henderson and Mr. Kines are Chartered Accountants and Mr. Buchignani is a Professional Engineer. All three gentlemen have extensive industry and professional experience.

Just recently, Harvest issued US$630 million senior unsecured notes (the “Notes”) due 2018 with a coupon rate of 2.125% at an issue price of 99.637% . The Notes will be unconditionally and irrevocably guaranteed by KNOC and have been rated A1/A+ by Moody's Investors Service and Standard & Poor's Rating Services, respectively. Closing of the offering is on May 14, 2013. An application has been made for the listing and quotation of the Notes on the Singapore Exchange. Harvest plans to use the net proceeds of the offering to repay in full Harvest's borrowings of US$390 million under its US$400 million Bridge Loan and for the purpose of the redemption of its $236,579,000 principal amount of its 7.50% convertible unsecured subordinated debentures due in May 2015.

Harvest has consistently maintained a disciplined approach to health, safety and environmental issues and remains committed to operating in a socially responsible manner. We regularly conduct emergency response training and perform safety and environmental audits of our operating facilities.

In closing, we thank all of our stakeholders for your support of and interest in Harvest.

CORPORATE PROFILE

Harvest is a wholly-owned, subsidiary of KNOC. Harvest is a significant operator in Canada’s energy industry offering stakeholders exposure to an integrated structure with the exploration, development and production of crude oil and natural gas (Upstream), an oil sands project under construction and development in northern Alberta (BlackGold) and refining and marketing of distillate, gasoline and fuel oil (Downstream) segments. Harvest's outstanding debentures are traded on the TSX under the symbol HTE.DB.G.

KNOC is a state owned oil and gas company engaged in the exploration and production of oil and gas along with storing petroleum resources. KNOC will fully establish itself as a global government-run petroleum company by applying ethical, sustainable and environment-friendly management and by taking corporate social responsibility seriously at all times. For more information on KNOC, please visit their website at www.knoc.co.kr/ENG/main.jsp.

ADVISORY

Certain information in this press release, including management’s assessment of future plans and operations, contains forward-looking information that involves risk and uncertainty.

Such risks and uncertainties include, but are not limited to, risks associated with: imprecision of reserve estimates; conventional oil and natural gas operations; risks associated with refining and marketing operations; risks associated with the construction of the oil sands project; the volatility in commodity prices, interest rates and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources; and, such other risks and uncertainties described from time to time in our regulatory reports and filings made with securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these factors are interdependent, and management’s future course of action would depend on our assessment of all information at that time. Please also refer to “Operational and Other Business Risks” in the MD&A and “Risk Factors” in the Annual Information Form for detailed discussion on these risks.

HARVEST OPERATIONS CORP.
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Forward-looking statements in this press release may include, but are not limited to, the forward looking statements made throughout this press release with reference to the following items to future periods: production volumes, refinery throughput volumes, royalty rates, operating costs, commodity prices, general and administrative costs, price risk management activities, acquisitions and dispositions, capital spending and allocation of such to various projects, reserve estimates and ultimate recovery of reserves potential timing and commerciality of Harvest’s capital projects, the extent and success rate of Upstream and BlackGold drilling programs, the ability to achieve the maximum capacity from the BlackGold central processing facilities, refinery utilization and reliability rates, availability of the credit facility, access and ability to raise capital, ability to maintain debt covenants, debt levels, recovery of long-lived assets, the timing and amount of decommission and environmental related costs, income taxes, cash from operating activities, regulatory approval and development projects and regulatory changes. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as “may”, “will”, “should”, “anticipate”, “expect”, “target”, “plan”, “potential”, “intend”, and similar expressions.

The forward-looking information in the press release is provided with the objective to share with stakeholders management’s expectations for 2013 operating levels, key expenses in the Upstream and Downstream segments and major cash outflows in 2013. The guidance information provided is consistent with the Company’s current budget information. Readers are cautioned that the forward-looking information may not be appropriate for other purposes and the actual results may differ materially from those anticipated. Although management believes that the forward-looking information is reasonable based on information available on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity and achievements. Therefore, readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Although we consider such information reasonable at the time of preparation, it may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances, estimates or opinions change, except as required by law. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

ADDITIONAL INFORMATION

Further information about us can be accessed under our public filings found on SEDAR at www.sedar.com or at www.harvestenergy.ca. Information can also be found by contacting our Investor Relations department at (403) 265-1178 or at 1-866-666-1178.

INVESTOR & MEDIA CONTACTS:
Kari Sawatzky, Manager, Investor Relations
Email: information@harvestenergy.ca
Toll Free Investor Mailbox: (866) 666-1178
2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4
Website: www.harvestenergy.ca